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FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

NEWS & UPDATES

Dodge & Cox Funds 2009 Estimated

Year End Capital Gain

Distributions

Important Notice Regarding 2009

Required Minimum Distribution

Waiver

Rollover Your Employer-sponsored

Retirement Plan to a Dodge & Cox

Funds IRA

ACCOUNT ACCESS		OTHER DODGE & COX SITES

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Password	Open an account in the Dodge & Cox Funds
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This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox® . All rights reserved.

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FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
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Password

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Account Access	Invest With Us

Once you have reviewed the Dodge & Cox Funds’ Prospectus, it’s easy to open an account.

INVEST ONLINE NOW

Individual investors can follow the link below to open a new regular account (with the exception of personal trusts), or to open a new IRA. For IRA transfers and rollovers, corporate accounts or personal trusts, please see “Invest Through the Mail” below.

Existing shareholders should login to Account Access in order to add Fund accounts.

You will need to have accessible:

•	Your Social Security Number

•	Your bank’s ACH routing number and account number

•	Your residential address

•	Your email address

•	The minimum investment amount ($2,500.00 per regular Fund account, or $1,000.00 per IRA Fund account).

•	Minor’s Social Security Number (for a custodial account for a minor, UGMA/UTMA)

INVEST THROUGH THE MAIL

Open a regular Dodge & Cox Funds Account

Download the Funds’ prospectus from the Download Forms section of our website, print out the Funds’ Account Application located at the end of the prospectus, and then complete and mail it along with your check to one of the addresses below.

Open a Dodge & Cox Funds IRA Account

Download the Funds’ IRA Plan from the Download Forms section of our website, print out the IRA Account Application located at the end of the Plan, and then complete and mail it along with your check to one of the addresses below. If you would like to transfer IRA assets from another institution to a Dodge & Cox Funds IRA you must also complete the Transfer of Assets Form which is located at the end of the Plan.

Mail your completed forms and checks to

Regular mail:	Express mail:
Dodge & Cox Funds	Dodge & Cox Funds
c/o Boston Financial Data Services	c/o Boston Financial Data Services
P.O. Box 8422	30 Dan Road
Boston, MA 02266-8422	Canton, MA 02021-2809

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox® . All rights reserved.